UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-88638

Radian Group Inc.

(Exact name of registrant as specified in its charter)

1601 Market Street

Philadelphia, PA 19103

tel. (215) 564-6600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive officer)

Plan Interests under the Enhance Financial Services Group Inc. 401(k) Savings Plan

(Title of each class of securities covered by this Form)

Common Stock, $.001 par value

(Title of each class of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon the terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 199

Pursuant to the requirements of the Securities Exchange Act of 1934, Radian Group Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 24, 2003	By:	/S/ HOWARD S. YARUSS
Howard S. Yaruss, General Counsel

Instruction: This form is required by Rules12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (01-02)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.